UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 42 - 12º Andar
Rio de Janeiro – RJ – Brasil
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Company Taxpayers’ ID (CNPJ) # 04.032.433/0001 -80
Company Registry ID (NIRE) # 33300275410
Publicly-held Company

SUMMARY OF AN ITEM OF THE MINUTES OF THE BOARD OF DIRECTORS’
MEETING HELD ON MARCH 8, 2006

As secretary of the Board of Directors’ meeting, held on this date, I ATTEST that item 4 of the agenda, which is about the “Corporate action: fulfillment of the spot of Alternate Board Member Carlos Medeiros”, from the Minutes of Contax Board of Directors’ Meeting held on March 8, 2006, at 11:00 am, at the headquarters of its Controlling Company, Telemar Participações S.A, located at Praia de Botafogo, 300, 11th floor, room 1101 (part of), Botafogo, in the City of Rio de Janeiro, State of Rio de Janeiro, has the following wording:

“As to item 4 of the agenda, the Board of Directors has appointed in order to complement the mandate that will expire on the General Shareholders’ Meeting of 2006, according to the article 160 of the Law 6,404/76, as the alternate Board Member of Mr. Carlos Medeiros Silva Neto ,Mr. Marcelo Cunha Ribeiro, Brazilian, married, engineer, holder of Brazilian ID# 3429782, Individual Taxpayer's Register (CPF/MF)# 829.510.041 -68, resident and domiciled in the city of São Paulo, at Av Brigadeiro Faria Lima, 3900, 7th floor. The new Board member declared that has committed any crime that could prohibit him to take his position and has made the declaration according to paragraph 4° of article 147 of the Law 6.404/76. The item was unanimously approved by the presents, with no restrictions”.

All members of the Board of Directors attended the meeting and signed: (s/s/) Carlos Francisco Ribeiro Jereissati - Chairman; Carlos Medeiros Silva Neto; Otávio Marques de Azevedo; Ronaldo Iabrudi dos Santos Pereira; Roberto Zurli Machado (alternate member); and Luiz Eduardo Falco Pires Corrêa.

Rio de Janeiro, March 8 , 2006.

Eliana Jacinta de Azevedo Teixeira
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2006

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.